Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

(This message has been sent to all ABN AMRO Group staff worldwide.)

Dear colleagues,

We received a proposed offer yesterday from the consortium of Royal Bank of Scotland, Santander and Fortis. Many of you will have read the proposed offer or seen coverage in the media, and many of you undoubtedly have questions.

What's changed is that there are now two proposed offers on the table – the one from Barclays and the one from the consortium. The difference between them at this point is that the Barclays offer is agreed with ABN AMRO and recommended by the Managing Board and Supervisory Board.

Both Boards will now carefully consider the consortium's 49-page proposed offer and examine its implications for ABN AMRO, our shareholders and all other stakeholders.

Today's press release also mentions that three Supervisory Board members are now part of a 'Transaction Committee' and will liaise with the Managing Board, key staff and advisers on all matters regarding the recommended offer by Barclays and the proposed offer by the consortium. Needless to say, all three are thoroughly versed in these developments and have already been working closely with the Managing Board on them. I'm confident that the Transaction Committee will add value to this complicated process, providing shorter lines of communication and decision-making, all within our corporate governance structure.

Although the consortium's proposed offer finally provides more clarity, the uncertainty is far from over. A critical element remains the future of LaSalle, to be decided by a Dutch Supreme Court ruling and a possible Extraordinary General Meeting of Shareholders (EGM). An additional next step will include a Fortis EGM (required to approve their proposed equity issue) and any potential EGMs held by the other consortium banks. The specific timing of these events is unknown, but most are expected to take place between the end of June and August.

I'd like to mention the feedback I've received that some colleagues are frustrated at not being pre-informed about developments. Although I can certainly understand this frustration, legal constraints simply dictate that I can't inform you before the information is within the public domain. I do hope you understand and realise that the BU heads and I do our best to give you the most up-to-date information with the aim to alleviate your uncertainties.

All of us at every level of the organisation are experiencing this uncertainty in different ways, but one thing we all have in common is our dedication to our clients and business. I hope you are as inspired as I am to hear about the unfaltering good work so many of us are doing, which is translating into revenues for the bank and satisfaction for our clients.

Keep up the good work!

Kind regards,

Rijkman Groenink
Chairman of the Managing Board